CLEARLY CANADIAN ANNOUNCES THIRD QUARTER
FISCAL 2007 FINANCIAL RESULTS

VANCOUVER, B.C., November 14, 2007 — CLEARLY CANADIAN (OTCBB: CCBEF) (the “Company”) today announced results for the third quarter of fiscal 2007.

Total revenues for the three months ended September 30 2007 were $3.3 million compared to $2.0 million for the same period in 2006, up 64% year-over-year. The Company’s recently acquired healthy snack and organic baby food divisions, which were acquired in February and May of 2007 respectively, account for this revenue growth. Total revenues for the nine months ended September 30, 2007 were $7.8 million compared to $6.4 million, up 22% compared to the same period last year. Revenue for the two acquisitions, on a standalone basis, for the nine months ended September 30, 2007 are up 48% for the Company’s healthy snack products and 338% for the Company’s organic baby food products, compared to the same period in 2006. Revenues for the Company’s beverage division decreased 38% for the nine months ended September 30, 2007 compared to the same period in 2006.

Brent Lokash, CEO, stated, “We are very pleased that the Company now has positive revenue growth for the first time in many years. While this growth is derived from our acquisitions, both of these divisions are demonstrating strong internal growth rates. We are addressing the decline in our beverage sales through the introduction of new products, such as our new Natural Enhanced Waters and our new 1 Litre format of our core sparkling flavoured waters. Most importantly, we have also hired INOV8 Beverage Company, led by Mike Weinstein, former CEO of Snapple, and Brian O’Byrne, former CEO of Yoo-Hoo/Orangina, to create, execute and manage a strong growth and economically feasible format for our core sparkling flavoured waters.”

Gross margin for the third quarter of 2007, on a normalized basis (excluding non-recurring inventory items) decreased to 21% versus 30% in the third quarter of the prior year. Total selling, general and administrative expenses (not including non-cash items) as a percentage of sales for the third quarter decreased to 56% from 59% in the corresponding period in the prior year. The loss, on a cash basis, for the three months ended September 30, 2007 was approximately $1.4 million, compared to $600,000 for the three months ended September 30, 2006.

Use of Non-GAAP and Non-Audited Financial Measures

All figures referred to herein are stated in US dollars unless otherwise indicated. Included above are non-GAAP financial measures such as revenues for each division, selling, general and administrative expenses, loss and gross margin and non-audited financial measures for prior year revenues from the Company’s recent acquisitions. Management believes that the presentation of these non-GAAP financial and non-audited measures provide useful information to investors and a consistent basis for comparison between quarters and of growth rates on a year-over-year basis that are not influenced by certain non-cash charges. These measures are some of the primary measures the Company’s management uses for planning and forecasting. These measures are not in accordance with, or an alternative to, Canadian GAAP and these measures may not be comparable to information provided by other companies. Canadian GAAP results are presented at the end of this press release. 2007 Q3 financials statements including notes to the financial statements and MD&A will be filed at the end of November.

Conference Call

The Company will hold a conference call to discuss its financial results for the third quarter of 2007 on November 14, 2007. The call will begin at 4:30 0.m. EST. The live phone call-in number is 800-949-8476. The conference will also be webcast live and can be accessed on the Company's website at www.clearly.ca. A replay of the webcast will be available on the site after the end of the live call.

About Clearly Canadian

Based in Vancouver, B.C., Clearly Canadian Brands markets premium alternative beverages, including Clearly Canadian® sparkling flavoured waters and Clearly Canadian dailyEnergy, dailyVitamin and dailyHydration Natural Enhanced Waters which are distributed in the United States, Canada and various other countries. Clearly Canadian’s recent acquisition of DMR Food Corporation and My Organic Baby Inc. marks the Company’s debut into organic and natural products with a full line of organic baby and toddler foods under the brand names My Organic Baby and My Organic Toddler and a wide range of dried fruit and nut snacks offerings from SunRidge Farms, Naturalife, Sweet Selections, Simply by Nature and Glengrove Organics brands. Additional information about Clearly Canadian may be obtained at www.clearly.ca.

Forward Looking Statements

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “plans”, “may”, “could”, “should”, “anticipates”, “likely”, “believes”, “estimates”, “potential”, “predicts”, “continue” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analysis and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including but not limited to, the belief in the opportunities which can exist for our products and the revenue growth for the Company. These assumptions are subject to many risks, and actual results may differ materially from those currently anticipated. These risks include, by way of example and not in limitation, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

For further information please contact:

Shareholder Relations/Steve Cook
E-mail: investor@clearly.ca
Tel: 1 (800) 983-0993

Marketing/ Carolyn Corcoran
Email: >ccorcoran@clearly.ca
Tel: 1 (604) 742-5318

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Balance Sheets
(Expressed in thousands of United States dollars, except for share and per share amounts)

	September 30, 2007	December 31, 2006

	(Unaudited)	(Audited)

Assets

Current assets:
Cash and cash equivalents	$5,061	$5,267
Cash held in trust – debenture financing	5,019	-
Accounts receivable	1,047	634
Inventories	1,897	427
Prepaid expenses and other current assets	1,329	533
	14,353	6,861

Property, plant and equipment	1,669	1,153
Prepaid contracts	-	1,079
Goodwill	7,493	-

	$23,515	$9,093

Liabilities and Shareholders’ Equity

Bank indebtedness	$266	$-
Accounts payable and accrued liabilities	2,633	1,608
Capital lease obligation, current portion	58	8

	2,957	1,616

Convertible note payable	11,637	-
Discount on convertible note payable	(6,035)	-
Derivative convertible note payable	(2)	-
Capital lease obligation, net of current portion	164	13
Long-term debt	17	-
	8,738	1,629
Shareholders’ equity:
Capital stock:
Authorized:
Unlimited common share without par value
Unlimited variable multiple voting shares without par value
2,000,000 class A preferred shares
2,000,000 class B preferred shares
Outstanding –600,000 (2006 – 1,600,000) class B preferred shares	600	1,600
Issued – 21,172,068 (2006 – 13,917,153) common shares without par value
Outstanding – 21,134,768 (2005 – 13,879,853) common shares
without par value	83,438	75,730
Variable multiple voting shares – 1,120,000 (2006 – 320,000)
Contributed surplus	17,871	8,290
Accumulated other comprehensive loss	288	(1,101)
Deficit	(87,420)	(77,055)
	14,777	7,464

	$23,515	$9,093

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Operation and Comprehensive loss
(Unaudited)
(Expressed in thousands of United States dollars, except for share and per share amounts)

	Unaudited		Unaudited
	For the 3 months ended		For the 9 months ended

	September 30	September 30	September 30	September 30
	2007	2006	2007	2006
	$	$	$	$
Sales	3,312	2,022	7,775	6,397

Cost of sales	2,778	1,402	6,311	4,654

Gross profit	534	620	1,464	1,743

Selling, general and administration expenses	2,444	2,072	10,629	7,755
Amortization of property, plant and equipment	38	18	50	78
Royalty revenue	-	-	-	(125)
Interest income	(64)	(64)	(211)	(70)
Other income expense	(3)	3	(16)	(10)
Financing cost	-	-	-	132
Interest on short-term debt	(5)	-	5	125
Interest on long-term debt	20	1	23	25
Interest on acquisition debt	95	-	220	-
Interest on convertible note	5	-	5	-
Gain on sale of investments	-	-	-	(201)
Foreign exchange loss	412	-	1,061	-
Loss on settlement of debt	-	798	-	798
Restructuring expense	-	-	-	112

	2,942	2,828	11,766	8,619

Net loss earnings and comprehensive
loss for the period	(2,408)	(2,208)	(10,302)	(6,876)

Loss per share, basic and diluted	(0.12)	(0.19)	(0.53)	(0.74)

Weighted average number of shares outstanding	20,809,731	11,754,491	19,485,482	9,331,203

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Cash Flows
(Unaudited)
(Expressed in thousands of United States dollars, except where indicated)
For the nine months ended September 30, 2007 and 2006

	Unaudited		Unaudited
	For the 3 months ended		For the 9 months ended
	September 30	September 30	September 30	September 30
	2007	2006	2007	2006

Cash flows from operating activities
Loss for the period	(2,408)	(2,208)	(10,303)	(6,876)
Items not involving cash	581	1,676	4,224	4,412
Changes in non-cash working capital balances
related to operations	(5,058)	78	(4,262)	61
	(6,885)	(454)	(10,341)	(2,403)
Cash flows from financing activities
Subscription payable (receivable)	-	-	-	-
Proceeds from issuance of capital stock and
warrants	261	3,179	4,690	7,728
Proceed from convertible notes payable	9,000	-	9,000	-
Increase (decrease) in bank indebtedness	30	(50)	96	(361)
Dividend paid on class B preferred shares	-	-	(61)	-
Repayment of long-term debt	(12)	-	(32)	-
	9,279	3,129	13,693	7,367

Cash flows from investing activities
Proceeds from sale of property, plant and
equipment	-	-	-	358
Proceeds from sale of long-term investment	-	-	-	230
Cash used in acquisition of DMR Food
Corporation	(1,356)	-	(1,698)	-
Cash used in acquisition of My Organic Baby
Inc.	(2,659)	-	(3,007)
Purchase of property, plant and equipment	(7)	-	(34)	(24)
	(4,022)	-	(4,739)	564

Effect of exchange rates on cash and cash
equivalents	539	(102)	1,181	92

Increase (decrease) in cash and cash
equivalents	(1,089)	2,573	(206)	5,620

Cash and cash equivalents - Beginning of
period	6,150	3,567	5,267	520

Cash and cash equivalents - End of period	5,061	6,140	5,061	6,140

Interest paid	15	1	13	150

Income taxes paid	-	-	-	36